

November 8, 2023

Alf Melin
Executive Vice President and Chief Financial Officer
TechnipFMC plc
Hadrian House, Wincomblee Road
Newcastle Upon Tyne, United Kingdom

> **Re: TechnipFMC plc**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2023**
> **Form 8-K furnished on October 26, 2023**
> **File No. 001-37983**

Dear Alf Melin:

We have reviewed your November 6, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 6, 2023 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations, page 36

1. We note your response to prior comment 1 and the revised disclosures in your September 30, 2023 Form 10-Q. Such revisions appear to focus on quantifying the change in revenue for various geographic regions, however, the drivers behind such changes remain unclear. While you state that a discussion of specific projects or product line details may cause competitive harm or negatively impact negotiation with your customers, tell us your consideration to include a qualitative discussion of how certain projects or product lines impacted revenue in such regions. Alternatively, tell us what other drivers impacted revenue for the geographic regions discussed and include a quantified discussion of such drivers, where possible.

Form 8-K Furnished on October 26, 2023

Exhibit 99.1
Reconciliation of GAAP to non-GAAP Financial Measures, page 1

2. We note from your response to prior comment 4 that you did not record the tax effect for certain non-GAAP adjustments, such as impairment charges and loss from investment in Technip Energies, due to the fact that these adjustments relate to jurisdictions that had net operating loss carryforwards (NOL) and/or a full valuation allowance against the deferred tax assets. Please clarify whether your reference to the NOLs and valuation allowance is based on the non-GAAP tax position in such jurisdictions. In this regard, to the extent these jurisdictions had GAAP net losses but non-GAAP net income, tell us how you determined that the NOLs and valuation allowance would apply to the non-GAAP measure such that at tax adjustment was not necessary.

3. We note the revised non-GAAP reconciliation that you propose to include in future filings. Please explain further the inclusion of the subtotal for "adjusted operating profit" in this reconciliation and what it is intended to convey. In this regard, as presented adjusted operating income is not reconciled to the most directly comparable GAAP measure of operating income. Therefore, please remove this subtotal from your proposed reconciliation. To the extent you want to present a measure for non-GAAP operating income, provide a separate reconciliation for such measure that begins with GAAP operating income.

Please contact Chen Chen at 202-551-735 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Julia Thompson